UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71005

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2024___ AND ENDING ___12/31/2024___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NorthView Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Cole Street
_____
                    (No. and Street)

Austin	Texas	78737
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Samuel Granett	512-599-1766	sgranett@northview-advisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
_____
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd	Hamilton	NJ	08619
(Address)	(City)	(State)	(Zip Code)

12/17/2024		7259
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel Granott, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NorthView Advisors LLC, as of 12/31, 24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PATRICIA ANN CLIFTON
Commission # HH 254962
Expires April 19, 2026

Signature:

Title:
CEO

Notary Public

PATRICIA ANN CLIFTON
Commission # HH 254962
Expires April 19, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NORTHVIEW ADVISORS LLC

(A wholly owned subsidiary of NorthView Capital Partners LLC)
(SEC I.D. No. 8-71005)

Report Pursuant to Rule 17a-5 of
The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2024

(Including Report of Independent Registered Public Accounting Firm)

These financial statements and schedule(s) should be deemed confidential pursuant to Subparagraph (e)(3) of SEC Rule 17a-5.

Table of Contents

The accompanying notes are an integral part of these financial statements.   2

Ferrara CPA

Certified Public Accountant

100 Horizon Center Blvd

Hamilton, NJ 08691

Tel: 609-865-5391

Report of Independent Registered Public Accounting Firm

To: The Member
Northview Advisors LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Northview Advisors LLC as of December 31, 2024, and the related statements of operations, cash flows and changes in member equity for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Northview Advisors LLC as of December 31, 2024 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Northview Advisors LLC's management. My responsibility is to express an opinion on Northview Advisors LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Northview Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission, Schedules II and III, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Northview Advisors LLC's financial statements.

The supplemental information is the responsibility of Northview Advisors LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission, Schedules II and III, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Ferrara

I have served as Northview Advisors LLC's auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
February 8, 2025

NORTHVIEW ADVISORS LLC
Financial Statements
Statement of Financial Condition
December 31, 2024

ASSETS		
Cash	$	95,623
Accounts receivable		10,000
Prepaid deposits and expenses		6,540
TOTAL ASSETS	$	112,163
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Due to related parties	$	10,515
Commissions payable		9,500
Accounts payable, accrued expenses and other liabilities		4,119
TOTAL LIABILITIES		24,134
Commitments and contingencies (Note 11)		-
MEMBER EQUITY		88,029
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	112,163

The accompanying notes are an integral part of these financial statements.

NORTHVIEW ADVISORS LLC
Statement of Operations
For the year ended December 31, 2024

REVENUE

Investment banking revenue	$	300,000
Retainer revenue		220,000
Other revenue		101,518
Total revenue		621,518

EXPENSES

Employee compensation	542,254
Professional fees	42,889
Travel and entertainment	28,170
Communications, data, and technology	6,616
Research	5,714
Regulatory fees	5,357
Occupancy	1,800
Promotional fees	505
Other expenses	3,274
Total expenses	636,579

NET LOSS	$	(15,061)

NORTHVIEW ADVISORS LLC
Statement of Cash Flows
For the year ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(15,061)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Debt to equity conversion		46,994
(Increase) Decrease in Operating Assets:		
Accounts receivable		(10,000)
Prepaid deposits and expenses		(4,095)
Increase (Decrease) in Operating Liabilities:		
Due to related parties		6,798
Accounts payable, accrued expenses and other liabilities		3,252
Commissions payable		9,500
Net cash provided by operating activities		37,388
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		10,000
Net cash provided by financing activities		10,000
NET INCREASE IN CASH		47,388
CASH AT BEGINNING OF YEAR		48,235
CASH AT END OF YEAR	$	95,623
SUPPLEMENTAL CASH FLOWS DISCLOSURES		
Cash paid for income taxes	$	-
Cash paid for interest	$	-
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY		
Conversion of shared operating expenses to equity	$	46,994

The accompanying notes are an integral part of these financial statements.

NORTHVIEW ADVISORS LLC
Statement of Changes in Member Equity
For the year ended December 31, 2024

BALANCE AT DECEMBER 31, 2023	$	46,096
Debt to equity conversion		46,994
Capital contributions from parent		10,000
Net loss		(15,061)
BALANCE AT DECEMBER 31, 2024	$	88,029

1. **Organization and Nature of Business**

   NorthView Advisors LLC (the Company), a Texas Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary business activities are mergers and acquisitions, private placement of securities, and commission sharing. The Company's operations are subject to various risks and uncertainties, including the possibility that certain business activities may not develop as anticipated. The Company operates as a securities broker-dealer, offering a range of services, including private placements of securities, investment banking and commission sharing, all within a single line of business.

   In April 2024, the Company changed its name from NorthView Capital Partners LLC to NorthView Advisors LLC. This name change reflects the Company's evolving business strategy and operations. The legal structure and ownership of the Company remained unchanged as part of this transition.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ materially from these estimates.

   Use of Estimates

   In accordance with generally accepted accounting principles in the United States of America, management is required to make estimates and assumptions when preparing financial statements. These factors impact the reported figures for assets, liabilities, disclosure of contingent assets and liabilities as of the financial statement date, and the reported amounts of revenue and expenses throughout the reporting period. It is important to note that actual results may vary from these estimates.

   Cash and Cash Equivalents

   The Company maintains its cash in bank deposit accounts, which may at times exceed federally insured limits. However, it monitors these accounts closely and does not expect to incur any losses. Cash and cash equivalents are defined as highly liquid investments with original maturities of less than 90 days, not held-for-sale in the ordinary course of business, with their recorded value approximating fair value. As of December 31, 2024, the Company had no cash equivalents, and its cash is securely held in an account at a depository bank insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. This insurance coverage protects the Company in the event of unforeseen financial challenges faced by the depository bank, and as of December 31, 2024, the cash on deposit remained within the FDIC-insured limit, mitigating credit risk associated with cash holdings.

2. **Significant Accounting and Reporting Policies, continued**

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2024 financial statements.

Accounts Receivable

Accounts receivable primarily consist of amounts due from clients for services rendered in connection with mergers and acquisitions, private placements of securities, and commission sharing arrangements. These receivables are generally due within 30 days and are not subject to significant credit risk, as the Company's clients primarily include investors and other entities with established credit profiles.

Current Expected Credit Losses (CECL)

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company can determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. The Company identified receivables as impacted by the new guidance. The Company's conclusion that an allowance for credit losses was not required is based on the Corporation's expectation for the collectability of the receivable utilizing the CECL framework. The Corporation considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2024, an allowance for credit losses was not considered necessary.

2. **Significant Accounting and Reporting Policies, continued**

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows ASC 740, Income Taxes for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has concluded that there are no tax obligations stemming from unacknowledged tax benefits associated with uncertain income tax positions taken or anticipated for the year ended December 31, 2024. Any tax returns for the years ended December 31, 2021 and thereafter remain open and are therefore subject to audit by the taxing authorities. No income tax returns are currently under examination.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Merger & Acquisition Fee Revenue

The Company enters into agreements with customers defining the scope of services and compensation, which may include fees based on time, out-of-pocket costs, and success fees. Revenue is recognized when services are satisfied. Success fees are earned and recognized when the deal has successfully closed and all contingencies are removed, at which point the Company has fulfilled its performance obligations. Fees subject to reclamation are recorded as deferred revenue until all reclamation conditions are met.

2. **Significant Accounting and Reporting Policies, continued**

Private Placement Revenue

The Company may enter into agreements to sell securities in private placements, either directly with a company or through a syndicate manager. The Company's obligation is to find investors to purchase the securities. The Company may receive a retainer for upfront costs, which is recognized as revenue upon execution of the agreement if non-refundable and unconditional; otherwise, revenue is recognized after all agreed-upon conditions are met. Revenue is also earned based on a percentage of capital raised, which may include a success fee as specified in the agreement. If there are no conditions other than investment acceptance, revenue is recognized when the investment is accepted. In offerings with conditions, revenue is recognized only after all conditions are satisfied. Commissions or fees subject to reclamation are recorded as deferred revenue until reclamation conditions are met.

Commission-Sharing

The Company does not engage in general securities business and may refer customers seeking such services to another broker-dealer with a clearing agreement. The Company may enter into commission-sharing arrangements, where it receives a percentage of commissions earned from transactions with referred customers. The terms of these agreements are negotiated on a case-by-case basis. Commission-sharing revenue, when applicable, is recognized in accordance with applicable accounting standards. As of December 31, 2024, the Company had not entered into any commission-sharing agreements.

3. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses signify advance payments made for forthcoming goods, services, or rights. The Company follows a systematic approach to recognize and allocate these expenses over the periods when the related benefits are utilized. As of December 31, 2024, the Company's prepaid deposits and expenses amounted to $6,540 and this figure is disclosed in the Statement of Financial Condition.

4. **Occupancy and Equipment**

The Company has engaged in a third-party agreement encompassing the utilization of office space, administrative services, and supplies, all incurred by the third-party on behalf of the Company. During the year 2024, the Company recognized expenses amounting to $1,800 under this arrangement. The agreement is structured on a month-to-month basis and is subject to termination by either party. As of December 31, 2024, there was no outstanding balance owed to the third-party in connection with the aforementioned agreement.

5. **Professional Service Fees**

During the reporting period, the Company incurred professional service fees totaling $42,889 for services rendered by individuals with specialized skills, expertise, and licensing such as consultants, accountants, and other professionals. The fees reflect compensation for the time and knowledge required to support a range of operational and strategic activities, such as audit services, financial reporting, regulatory compliance, and other vital business functions that contribute to the Company's overall performance.

6. **Related Parties**

The Company, a wholly-owned subsidiary of NorthView Capital Partners (Parent), has established an expense sharing agreement with the Parent, resulting in a monthly allocation of expenses incurred by the Parent on its behalf. In 2024, the Company recorded expenses totaling $122,210 under this agreement. Of this total, $46,994 was forgiven by the Parent as non-cash capital infusions into the Company. The agreement operates on a month-to-month basis and can be terminated by either party. As of December 31, 2024, the Company had a liability of $10,515 associated with the shared expenses between the related parties and is disclosed in the Statement of Financial Condition.

Additionally, the Company has entered into an expense sharing agreement under which it receives a monthly allocation of occupancy expenses incurred by a Member on its behalf, as outlined in Note 4 above. Similar to the agreement with the Parent, this arrangement is on a month-to-month basis and may be terminated by either party at any time.

7. **Restrictions on Contributed Capital**

During the period ending December 31, 2024, the Company received capital contributions from the Parent totaling $56,994, of which $46,994 was a non-cash contribution (as detailed in Note 6 above). In accordance with regulatory guidelines, equity capital cannot be withdrawn within one year of the contribution date without written authorization from FINRA.

8. **Net Capital Requirements**

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. For broker-dealers in existence for less than one year, the ratio of aggregate indebtedness to net capital cannot exceed 800%. After one year of existence, this ratio increases to 1,500%. The Company reached the one-year mark in October 2024. Additionally, the Rule prohibits the Company from engaging in securities transactions if its net capital falls below $5,000, and restricts the withdrawal of equity capital or the payment of cash dividends if the aggregate indebtedness exceeds 1,000% of net capital.

At December 31, 2024, the Company had net capital of $80,989 which was $75,989 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 29.8%.

Reserve Requirements

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2024, without exception.

9. **Subordinated Liabilities**

As of December 31, 2024, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the period.

10. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, providing a variety of services, such as private placements of securities, investment banking and commission sharing, all within one line of business. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 74.5% of its total revenues from two external customers in 2024.

11. **Commitments and Contingencies**

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2024, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2024 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2024 or during the year then ended.

12. **Subsequent Events**

In January 2025, the Company distributed $60,000 to its parent company. The distribution was made in accordance with regulatory guidelines and was funded from profits earned by the Company. No other material subsequent events have occurred that require adjustment to or disclosure in these financial statements.

<u>Supplementary Information Section</u>

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

For the year ended December 31, 2024

NORTHVIEW ADVISORS LLC

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
For the year ended December 31, 2024

Computation of Net Capital

Total Member's Equity	$	88,029
Non-Allowable Assets		(7,040)
Haircuts on Securities Positions		
Securities Haircuts		-
Undue Concentration Charges		-
Net Allowable Capital	$	80,989

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	1,609
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer		5,000
Net Capital Requirement		5,000
Excess Net Capital	$	75,989

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	24,134
Percentage of Aggregate Indebtedness to Net Capital		29.80%

Computation of Reconciliation of Net Capital

There were no material differences reported as Net Capital in the audited computation of Net Capital as of December 31, 2024 and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report and required under Rule 15c3-1 and filed on January 14, 2025.

NORTHVIEW ADVISORS LLC

Schedule II - Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

For the year ended December 31, 2024

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2024, without exception.

NORTHVIEW ADVISORS LLC

Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the year ended December 31, 2024

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2024, without exception.

NORTHVIEW ADVISORS LLC

<u>Supplementary Customer Protection Exemption Report</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

For the year ended December 31, 2024

Ferrara CPA

Certified Public Accountant

100 Horizon Center Blvd
Hamilton, NJ 08691

Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Northview Advisors LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Northview Advisors LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; (2) referring securities transactions to other broker-dealers (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2024. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Ferrara

Ferrara CPA
Hamilton, New Jersey
February 8, 2025



NORTHVIEW ADVISORS LLC

Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

For the year ended December 31, 2024

Re: 17 C.F.R. § 240.15c3-3(k)

NorthView Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

(1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, (2) referring securities transactions to other broker-dealers, (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

NorthView Advisors, LLC

I, Samuel Granett, do hereby affirm that to my best knowledge and belief this Exemption Report is true and correct.

DocuSigned by:

____

CEO

Date:

Northview Advisors LLC

SIPC Report

For the Year Ended

December 31, 2024

FERRARA CPA

Certified Public Accountant

100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

Report of Independent Registered Public Accounting Firm on
Applying Agreed-upon Procedures

Member: Northview Advisors LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Northview Advisors LLC (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Northview Advisors LLC for the year ended December 31, 2024, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Northview Advisors LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1.   Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;
2..   Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2024, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;
3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and
4.   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC -7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Ferrara

Ferrara CPA
Hamilton, New Jersey
February 8, 2025

NORTHVIEW ADVISORS LLC

SIPC General Assessment Reconciliation

December 31, 2024

General Assessment Calculation

Total Revenue	$	621,518
Deductions		(11,518)
SIPC Net Operating Revenues		610,000
Rate		0.0015
General Assessment Due		915
Less Payments: SIPC 6		(150)
Plus: Interest		-
Remaining Assessment Due		765
Paid with SIPC 7		(765)
Balance Due	$	-

There is no material difference between the SIPC-7 and this reconciliation.

See Independent Accountants' Report.